Mail Stop 3561

November 13, 2006

Mr. Yao Xiaocong
  Chief Accountant
GUANGSHEN RAILWAY COMPANY LIMITED
No. 1052 Heping Road
Shenzhen
People's Republic of China 518010

> **Re: Guangshen Railway Company Limited**
> **Form 20-F for the year ended December 31, 2005**
> **Filed June 29, 2006**
> **File No. 1-14362**

Dear Mr. Yao:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

FORM 20-F (Fiscal Year Ended December 31, 2005)

Selected Consolidated Financial and Other Data, page 3

1.   We note you include the non-GAAP measure "revenue from continuing operations per
        share." Please tell us how this non-GAAP measure complies with Question 28 of the
        Staff's "Frequently Asked Questions Regarding the Use of Non-GAAP Financial
        Measures," issued June 13, 2003. We note this measure does not appear in your primary
        financial statements prepared under IFRS, and that this measure appears to be prohibited
        under the guidance of Item 10(e)(1)(ii) of Regulation S-K and should explain why
        management believes that the presentation provides useful information to investors.
        Your response should also, as applicable, address the "Note to paragraph (e)" of Item
        10(e) of Regulation S-K. Alternatively, please delete this non-GAAP measure from
        future filings.

Critical Accounting Policies and Estimates
Fixed Assets, page 45
and
Note 2. Principal Accounting Policies
(5) Fixed Assets, page F-11

2.   See the table within this note. You disclose that "track, bridges and service roads" are
        depreciated over estimated useful lives of "55 to 100 years" under IFRS. We note that
        fixed assets, which appear to be similar in nature, to those held by other companies in
        your industry are generally not depreciated over a period that is greater than 40 to 50
        years for U.S. GAAP purposes. This practice appears to constitute a difference in
        accounting between IFRS and U.S. GAAP. Accordingly, please expand your disclosures
        in the U.S. GAAP reconciliation footnote to discuss this difference and to include its
        impact in the appropriate reconciling schedules you have presented. Alternatively, please
        tell us why you believe that your current accounting policy is appropriate under U.S.
        GAAP. We may have further comments upon review of your response.

3.   As a related matter, we note that these assets are located on state-owned land in the PRC.
        The land is leased for terms of 36.5 to 50 years. One of the factors that should be
        considered when determining useful life under IAS 16, paragraph 56(d) is the legal or
        similar limits on the use of the asset, such as the expiry dates of related leases. Further,
        under U.S. GAAP, the lease term includes the fixed noncancelable term of the lease and
        only those renewals that are deemed reasonably assured. We refer, by analogy, to the
        guidance set forth in EITF 05-6. Please tell us whether any of your leases contain
        explicit renewal options. If they do not contain such options, please tell us why
        depreciation periods that exceed lease expiration dates are appropriate under both IFRS
        and under U.S. GAAP. We may have further comments upon review of your response.

4.   Under the current version of IAS 16, the cost of an asset at initial recognition also
        includes the initial estimate of the costs of dismantling and removing the item and

restoring the site on which it is located, the obligation for which an entity incurs either when the item is acquired or as a consequence of using the item during a particular period. Please explain, supplementally and in detail, whether and how your accounting policy complies with this guidance. We may have further comments upon review of your response.

Note (14) Deferred Income Tax, page F-15

5. Under U.S. GAAP, if the amount paid to acquire a single asset differs from its tax base, the consideration paid is allocated between the asset and the deferred tax effect. This accounting appears to differ from your accounting policy under IFRS. Please tell us why no related reconciling adjustment is required in Footnote 36.

Note 36. Reconciliation of Consolidated Profit Attributable to Shareholders and Consolidated Net Assets Between IFRS and US GAAP, page F-51

6. Refer to Note 2 a(ii) and the adjustment for fiscal 2005 disclosed in the 'consolidated profit attributable to shareholders.' Supplementally tell us how you calculated this adjustment amount. Also tell us whether or how the additional RMB140,000,000 recorded in fiscal 2005 pertaining to the adjustment amount for the Restructuring (see disclosure in Note 6 to the IFRS audited financial statements) has been reflected in the U.S. GAAP reconciliation for 'consolidated profit attributable to shareholders' and 'consolidated net assets.'

7. As a related matter, please support your conclusion that inclusion of this amount in current year additions is appropriate for purposes of U.S. GAAP. With regard to the "immaterial" amounts involved, please address the considerations raised in SAB Topic 1-N, Question 3. Of particular concern is the potential effect, upon the income statement, of correcting the carryover effect of prior year misstatements. We may have further comments upon review of your response.

8. Please expand your footnote to include a more specific and complete narrative description of each material variation in accounting principles, practices and methods used in preparing the financial statements from the principles, practices and methods generally accepted in the United States and in Regulation S-X.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Ms. Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief